1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 6, 2023

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,674

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,674 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (the “Fund”):

iShares Energy Storage and Materials ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on November 14, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Unless otherwise indicated, comments are applicable to each Fund. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	The Trust will provide to the Staff the Fund’s completed fee table and cost example.

Comment 2:	Please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response:	The Trust will include footnote disclosure to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

December 6, 2023

Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	DeCarlo McLaren

Michael Gung

George Rafal

Luis Mora

Toree Ho

Eli S. Schwartz